EXHIBIT 2

FOR FURTHER INFORMATION CONTACT

ISRAEL:	UNITED STATES:
Maya Lustig Investor Relations & Public Relations Manager Lipman Electronic Engineering Ltd. 11 Haamal Street, Park Afek Rosh Haayin 48092, Israel maya_l@lipman.co.il	Jeff Corbin/Lee Roth KCSA Worldwide 800 Second Ave. New York, NY 10017 (212) 896-1214 / (212) 896-1209 jcorbin@kcsa.com/lroth@kcsa.com

LIPMAN ELECTRONIC ENGINEERING LTD. DECLARES DIVIDEND

Rosh Haayin, Israel, August 9, 2004 – Lipman Electronic Engineering Ltd. (Nasdaq: LPMA), a leading provider of electronic payment systems, today announced that its Board of Directors has declared a cash dividend of NIS 0.888 per ordinary share, payable on September 8, 2004 to holders of record on August 23, 2004. Dividends will be paid in New Israeli Shekels and for those shareholders outside Israel the dividend will be converted into U.S. dollars based on the exchange rate prevailing on the date of the declaration of the dividend. Based on this exchange rate, the dividend is equal to $0.196 per share. The dividend payment to shareholders who are non-residents of Israel is subject to a withholding tax of up to 25% under Israeli law. The aggregate amount of the cash dividend is approximately NIS 23 million, which is equal to approximately $5.1 million.

Commenting on the dividend, Isaac Angel, President and Chief Executive Officer of Lipman said, "This dividend demonstrates the Board's confidence in Lipman's prospects for the future and reaffirms the strength of our current financial position. We believe that issuing this dividend illustrates our commitment to enhancing shareholder value as we continue moving forward toward our goal of growing the Company by expanding our suite of offerings, leveraging new technologies and penetrating new markets."

About Lipman

Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, all under the NURIT® brand name. In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, Turkey, China, Spain, Russia, Italy, Canada and Latin America.

Statements concerning Lipman's business outlook or future economic performance, product introductions and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; and other factors detailed in Lipman's filings with the U.S. Securities 186\0\100745